Exhibit 99.1

- MOGU Announces First Quarter Fiscal Year 2021 Unaudited Financial Results

- Live Video Broadcast (“LVB”) Business Maintains Robust Growth Momentum with GMV

Increasing 72.4% YoY in the First Quarter

- LVB GMV for the First Quarter Accounted for 72.6% of GMV

- LVB Active Buyers Increased to 3.7 million

HANGZHOU, China, August 24, 2020 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading KOL-driven online fashion and lifestyle destination in China, today announced its unaudited financial results for the first quarter of fiscal year 2021 ended June 30, 2020.

Mr. Qi Chen, Chairman and Chief Executive Officer of MOGU, commented, “In the past quarter, we have witnessed steady recovery from COVID-19. Our hosts and supply chain partners have gradually resumed their normal operation. Our live video broadcasting business has regained growth momentum and it grew 72.4% year over year benefiting from our business restructuring towards the LVB-focused model . We are highly dedicated to LVB-first strategy and our LVB associated business is now accounted for 72.6% of our total GMV this quarter. Our long term partnership with our KOLs has also become MOGU’s most valuable asset.”

“Our KOL-driven strategy has delivered a very unique user experience.” commented Mr. Raymond Huang, Chief Strategy Officer of MOGU. “Our active LVB buyers grew by 37.0% this quarter year over year. On average, they spent 71 minutes everyday watching MOGU live and visited our platform 21 days a month. They like to interact with our LVB hosts, share LVB hosts with their friends and keep purchasing on our platform. Looking forward, it is our critical mission to focus on improving user experience, diversifying KOL base, and providing more value-for-money fashion products.”

First Quarter Fiscal Year 2021 Highlights

•

Gross Merchandise Value (GMV1) for the first quarter of fiscal year 2021 was RMB3,120 million (US$441.6 million2), a decrease of 25.2% year-over-year. GMV for the twelve-month period ended June 30, 2020 was RMB16,006 million (US$2,265.5 million), a decrease of 8.6% year-over-year.

•

Live Video Broadcast business continued to grow stronger with associated GMV for the first quarter of fiscal year 2021 increasing by 72.4% year-over-year to RMB2,266 million (US$320.7 million). LVB associated GMV for the first quarter of fiscal year 2021 accounted for 72.6% of total GMV. Active buyers of the LVB in the twelve-month period ended June 30, 2020 grew by 37.0% year-over-year to 3.7 million.

[1]

GMV refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

[2]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2020, which was RMB7.0651 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

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•	Total revenues for the first quarter of fiscal year 2021 were RMB132.5 million (US$18.8 million), a decrease of 46.8% year-over-year.

First Quarter Fiscal Year 2021 Financial Results

Total revenues decreased by 46.8% to RMB132.5 million (US$18.8 million) from RMB248.9 million during the same quarter of fiscal year 2020.

•

Commission revenues decreased by 34.1% to RMB85.3 million (US$12.1 million) from RMB129.4 million in the same period of fiscal year 2020, primarily due to the remaining adverse impact the COVID-19 pandemic has had on the Company’s e-commerce logistics and consumer demand for apparel, as well as the restructuring of the Company’s business towards a LVB-focused model. Commission revenue from the LVB business grew significantly and was in line with the continued strong growth in LVB-associated GMV.

•

Marketing services revenues decreased by 73.1% to RMB24.0 million (US$3.4 million) from RMB89.2 million in the same period of fiscal year 2020. The decrease was primarily due to the COVID-19 pandemic and the restructuring of the Company’s business towards a LVB-focused model.

•	Other revenues decreased by 23.4% to RMB23.2 million (US$3.3 million) from RMB30.2 million in the same period of fiscal year 2020, primarily due to a decrease in online direct sales.

Cost of revenues decreased by 19.5% to RMB48.8 million (US$6.9 million) from RMB60.6 million in the same period of fiscal year 2020, which was primarily due to a decrease in the costs associated with decreased online direct sales.

Sales and marketing expenses decreased by 57.3% to RMB61.9 million (US$8.8 million) from RMB145.0 million in the same period of fiscal year 2020, primarily due to optimized spending on user acquisition activities and user incentive programs.

Research and development expenses decreased by 48.4% to RMB29.0 million (US$4.1 million) from RMB56.2 million in the same period of fiscal year 2020, primarily as a result of headcount optimization we conducted to counter the adverse impact of COVID-19.

General and administrative expenses decreased by 31.2% to RMB23.5 million (US$3.3 million) from RMB34.2 million in the same period of fiscal year 2020, primarily due to a decrease of share-based compensation expenses.

Amortization of intangible assets increased by 9.3% to RMB70.5 million (US$10.0 million) from RMB64.5 million in the same period of fiscal year 2020, primarily due to the amortization of the broadcasting license acquired in September 2019.

Loss from operations was RMB94.9 million (US$13.4 million), compared to loss from operations of RMB105.3 million in the same period of fiscal year 2020.

Net loss attributable to MOGU Inc.’s ordinary shareholders was RMB88.9 million (US$12.6 million), compared to a net loss attributable to MOGU Inc’s ordinary shareholders of RMB120.5 million in the same period of fiscal year 2020.

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Adjusted EBITDA3 was negative RMB17.4 million (US$2.5 million), compared to negative RMB25.3 million in the same period of fiscal year 2020.

Adjusted net loss4 was RMB14.4 million (US$2.0 million), compared to adjusted net loss of RMB42.3 million in the same period of fiscal year 2020.

Basic and diluted loss per ADS were RMB0.81 (US$0.12) and RMB0.81 (US$0.12), respectively, compared with RMB1.12 and RMB1.12, respectively, in the same period of fiscal year 2020. One ADS represents 25 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB1,048.8 million (US$148.4 million) as of June 30, 2020, compared with RMB1,095.4 million as of March 31, 2020.

Purchase of Office Building

On August 8, 2020, MOGU signed an agreement to purchase an office building located at the Hangzhou Zijingang Technology Zone for a total consideration of RMB209.0 million (US$29.6 million). The office building is now under construction and expected to be completed within the next 2 years. The Company has made the first installment payment of RMB104.5 million (US$14.8 million), and expects to pay off the remaining installments within the next 2 years. MOGU expects to begin business operations in this office building in 2023.

Conference Call

MOGU’s management will host an earnings conference call at 7:30 AM U.S. Eastern Time on Monday, August 24, 2020 (7:30 PM Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1 647 689 5649
Mainland China, North:	+86 108 007 141 191
Mainland China, South:	+86 108 001 401 195
United States:	+1 877 824 0239
Hong Kong:	+852 800 901 563
Passcode:	Mogu

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on August 31, 2020.

[3]

Adjusted EBITDA represents net loss before (i) interest income, loss from investments, net, income tax benefits and share of results of equity investee, goodwill impairment and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non -GAAP Results” at the end of this press release...

[4]

Adjusted net loss represents net loss excluding (i) loss from investments, net, (ii) share-based compensation expenses, (iii) goodwill impairment, (iv) amortization of intangible assets, (v) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non -GAAP Results” at the end of this press release.

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Dial-in numbers for the replay are as follows:

International:	+1 416 621 4642
United States:	+1 800 585 8367
Passcode:	4568719

A live and archived webcast of the conference call will be available on the Investor Relations section of MOGU’s website at http://ir.mogu-inc.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non -GAAP measures, such as Adjusted EBITDA and Adjusted net profit/(loss) as supplemental measures to review and assess operating performance. The presentation of these non -GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, loss from investments, net, income tax benefits, share of results of equity investee, goodwill impairment, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net profit/(loss) as net loss excluding loss from investments, net, share-based compensation expenses, goodwill impairment, amortization of intangible assets, and adjustments for tax effects. Beginning from the second quarter of fiscal year 2020, we combined each of (i) investment gain/(loss), (ii) gain on deconsolidation of a subsidiary and (iii) gain from investment disposals, into loss from investments. The related financial statements prior to July 1, 2019 have been recast to reflect this change. See “Unaudited Reconciliations of GAAP and Non -GAAP Results” at the end of this press release.

The Company presents these non -GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non -GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non -recurring in nature or may not be indicative of the Company’s core operating results and business outlook. The Company also believes that the non -GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non -GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non -GAAP financial measures have limitations as analytical tools. The Company’s non -GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non -GAAP measures may differ from the non -GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non -GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non -GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non -GAAP Results” set forth at the end of this press release.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e -commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e -commerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Raymond Huang

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Eric Yuan

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Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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MOGU INC.

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of June 30,
	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	856,567	827,943	117,188
Restricted cash	807	807	114
Short-term investments	238,000	220,000	31,139
Inventories, net	2,926	2,502	354
Loan receivables, net	113,111	118,181	16,727
Prepayments and other current assets	99,108	84,148	11,910
Amounts due from related parties	57	44	6

Total current assets	1,310,576	1,253,625	177,438

Non-current assets:
Property, equipment and software, net	14,109	12,638	1,789
Intangible assets, net	813,011	741,995	105,023
Goodwill	186,504	186,504	26,398
Investments	102,373	114,382	16,190
Other non-current assets	14,183	14,183	2,006

Total non-current assets	1,130,180	1,069,702	151,406

Total assets	2,440,756	2,323,327	328,844

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	17,080	21,329	3,019
Salaries and welfare payable	6,032	2,890	409
Advances from customers	103	151	21
Taxes payable	6,342	1,169	165
Amounts due to related parties	12,018	13,158	1,862
Accruals and other current liabilities	393,536	370,583	52,453

Total current liabilities	435,111	409,280	57,929

Non-current liabilities:
Deferred tax liabilities	21,529	20,368	2,883
Other non-current liabilities	3,644	3,310	469

Total non-current liabilities	25,173	23,678	3,352

Total liabilities	460,284	432,958	61,281

Shareholders’ equity
Ordinary shares	180	180	25
Treasury Stock	(6,566)	(12,228)	(1,731)
Statutory reserves	2,630	2,630	372
Additional paid-in capital	9,431,740	9,437,069	1,335,730

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Accumulated other comprehensive income	201,796	200,937	28,441
Accumulated deficit	(7,649,308)	(7,738,219)	(1,095,274)

Total MOGU Inc. shareholders’ equity	1,980,472	1,890,369	267,563

Total shareholders’ equity	1,980,472	1,890,369	267,563

Total liabilities and shareholders’ equity	2,440,756	2,323,327	328,844

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended
	June 30,
	2019	2020
	RMB	RMB	US$
Net revenues
Commission revenues	129,382	85,309	12,075
Marketing services revenues	89,244	23,992	3,396
Other revenues	30,236	23,154	3,277

Total revenues	248,862	132,455	18,748
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(60,604)	(48,797)	(6,907)
Sales and marketing expenses	(144,961)	(61,904)	(8,762)
Research and development expenses	(56,182)	(28,998)	(4,104)
General and administrative expenses	(34,216)	(23,527)	(3,330)
Amortization of intangible assets	(64,469)	(70,478)	(9,976)
Other income, net	6,257	6,327	896
Loss from operations	(105,313)	(94,922)	(13,435)
Interest income	8,383	4,764	674
Loss before income tax and share of results of equity investees	(96,930)	(90,158)	(12,761)
Income tax (expenses)/benefits	(337)	1,247	177
Share of results of equity investee	(23,259)	—	—
Net loss	(120,526)	(88,911)	(12,584)
Net loss attributable to MOGU Inc’s ordinary shareholders	(120,526)	(88,911)	(12,584)
Net loss	(120,526)	(88,911)	(12,584)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	53,381	(859)	(122)
Share of other comprehensive loss of equity method investee	(378)	—	—
Total comprehensive loss	(67,523)	(89,770)	(12,706)
Net loss attributable to MOGU Inc’s ordinary shareholders	(120,526)	(88,911)	(12,584)

Net loss per share attributable to ordinary shareholders
Basic	(0.04)	(0.03)	(0.00)
Diluted	(0.04)	(0.03)	(0.00)

Net loss per ADS
Basic	(1.12)	(0.81)	(0.12)
Diluted	(1.12)	(0.81)	(0.12)

Weighted average number of shares used in computing net loss per share
Basic	2,684,416,390	2,728,564,089	2,728,564,089
Diluted	2,684,416,390	2,728,564,089	2,728,564,089

Share-based compensation expenses included in:
Cost of revenues	(2,959)	520	74
General and administrative expenses	9,314	2,925	414
Sales and marketing expenses	2,773	1,330	188
Research and development expenses	4,608	428	61

	13,736	5,203	737

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the three months ended
	June 30,
	2019	2020
	RMB	RMB	US$
Net cash used in operating activities	(29,879)	(8,599)	(1,217)
Net cash used in investing activities	(119,149)	(14,214)	(2,012)
Net cash used in financing activities	(6,807)	(5,536)	(784)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	16,534	(275)	(39)
Net decrease in cash and cash equivalents and restricted cash	(139,301)	(28,624)	(4,052)
Cash and cash equivalents and restricted cash at beginning of period	1,277,716	857,374	121,354
Cash and cash equivalents and restricted cash at end of period	1,138,415	828,750	117,302

MOGU INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the three months
		ended June 30,
		2019	2020
		RMB	RMB	US$
	Net loss	(120,526)	(88,911)	(12,584)
Add:	Share of result of equity investees	23,259	—	—
Less:	Income tax expenses/(benefits)	337	(1,247)	(177)
Less:	Interest income	(8,383)	(4,764)	(674)

	Loss from operations	(105,313)	(94,922)	(13,435)

Add:	Share-based compensation expenses	13,736	5,203	737
Add:	Amortization of intangible assets	64,469	70,478	9,976
Add:	Depreciation of property and equipment	1,839	1,815	257

	Adjusted EBITDA	(25,269)	(17,426)	(2,465)

	Net loss	(120,526)	(88,911)	(12,584)
Add:	Share-based compensation	13,736	5,203	737
Add:	Amortization of intangible assets	64,469	70,478	9,976
Less:	Adjusted for tax effects	—	(1,161)	(164)

	Adjusted net loss	(42,321)	(14,391)	(2,035)

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